May 20, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TOA Holdings, Inc.

Response to Staff Letter May 14, 2014

Form S-1/A

Filed May 8, 2014

File No. 333-192388

To the men and women of the SEC:

On behalf of TOA Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 14, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on May 8, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please revise your registration statement to provide financial statements and related disclosure for your fiscal quarter ended March 31, 2014. See Rule 8-08 of Regulation S-X.

COMPANY RESPONSE

We have added the requested financial statements and have amended the Registration Statement appropriately in Management’s Discussion and Analysis.

Exhibits 23.1 and 23.2

2. Please monitor the need to file currently dated consents with each amendment to your registration statement. Refer to Item 601(23) of Regulation S-K.

COMPANY RESPONSE

We have included currently dated consents.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:May 20, 2014

/s/ Hajime Abe

President & CEO